FORM 6-K

                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549



For December 23, 2005



                    Euro Tech Holdings Company Limited
       -------------------------------------------------------
       (Translation of registrant's name into English)

  18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong
  ----------------------------------------------------------------------
                (Address of Principal executive offices)



	Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

              Form 20-F  [ X ]        Form 40-F  [   ]


	Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes  [   ]               No [  X ]


	If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12G3-2(b):82-_____________.

Euro Tech Holdings Company Limited
Form 6-K
Page 2 of 2



Item 5.   Other Events
----------------------

New Certifying Registered Accountant
------------------------------------

       On December 23, 2005, Registrant engaged BDO McCabe Lo Limited as its certifying registered accounting firm.


Item 9.01 Financial Statement and Exhibits
------------------------------------------

	(c)	Exhibits.

None


                           SIGNATURES
                           ----------

	Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     EURO TECH HOLDINGS COMPANY LIMITED
                                     (Registrant)



Dated: December 30, 2005             By: /s/T.C. Leung
                                        -----------------------------------
                                        T.C. Leung, Chief Executive Officer
                                        and Chairman of the Board